

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 16, 2023

He Yu
Chairman and Chief Executive Officer
Kuke Music Holding Limited
Room 303, Beijing Broadcasting Tower
No. Jia 14, Jianwaidajie
Chaoyang District, Beijing
People's Republic of China

     **Re: Kuke Music Holding Ltd**
        **Form 20-F for Fiscal Year Ended December 31, 2022**
        **File No. 001-39859**

Dear He Yu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services